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                                                               October 31, 2005

J. Michael Parish
Chairman, Board of Trustees
Forum Funds
Two Portland Square
Portland, Maine 04102

   RE: Contractual Waivers and Reimbursements

Dear Mr. Parish:

     Auxier Asset Management LLC (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses (excluding taxes, extraordinary expenses, independent trustee fees and expenses, brokerage fees and commissions, and borrowing costs (including interest and dividend expenses on short sales) for Auxier Focus Fund (the "Fund"), a series of the Forum Funds (the "Trust"), so that total annual operating expenses for A Shares and C Shares do not exceed 1.35% and 2.10%, respectively, through October 31, 2006.

     This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on October 31, 2006.

                                              Very truly yours,

                                              Auxier Asset Management LLC

                                              By:
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